August 10, 2017

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE
Wrap Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-217340)
originally filed April 17, 2017, as amended

Acceleration Request

Requested Date:	August 10, 2017
Requested Time:	4:00 PM Eastern Time

Ladies and Gentlemen:

Wrap Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statements on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

The Company hereby authorizes Daniel W. Rumsey or Jessica R. Sudweeks, both of whom are attorneys with the Company’s outside legal counsel, Disclosure Law Group, a Professional Corporation, to orally modify or withdraw this request for acceleration.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by a telephone call to either Mr. Rumsey or Ms. Sudweeks at (619) 272-7050.

Very truly yours,

WRAP TECHNOLOGIES, INC.

/s/ James A. Barnes
James A. Barnes
President, Chief Financial Officer and Director
Wrap Technologies, Inc.

cc
Daniel W. Rumsey, Managing Director
Jessica R. Sudweeks, Partner
Disclosure Law Group, a Professional Corporation